UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Member's Equity
BALANCE — January 1, 2020	$ 138,137,920
Compensation – restricted stock units	1,046,872
Net loss	(7,447,947)
BALANCE — December 31, 2020	$ 131,736,845

See accompanying notes to financial statements.